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                         October 4, 2023

       Natalie Holles
       Chief Executive Officer
       Third Harmonic Bio, Inc.
       1700 Montgomery Street, Suite 210
       San Francisco, California 94111

                                                        Re: Third Harmonic Bio,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 2,
2023
                                                            File No. 333-274823

       Dear Natalie Holles:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Ryan Mitteness